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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of                    October                   , 2000
                  --------------------------------------------

                              Softcare EC.com Inc.

                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

PRESS RELEASE DATED OCTOBER 12, 2000


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Softcare EC.com Inc.
                                             ---------------------------------
                                                      (Registrant)


Date     October 13, 2000                By  /s/ Martyn Armstrong
     -------------------------               -----------------------------------
                                             Martyn Armstrong, President and CEO


------------------------------
*Print the name and title under the signature of the signing officer.

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SoftCare EC.Com Inc.

                                                       Shares Issued: 16,989,728
                                                       Fully Diluted: 18,876,728
                                                                Symbol: SCE-CDNX
                                                                        NR-00-21


                            CREDIT COUNSELLING UPDATE


NORTH VANCOUVER, BRITISH COLUMBIA, OCTOBER 12, 2000 - Today, SoftCare EC.Com Inc. (CDNX:SCE) www.softcare.com, updated the status of the development of its credit counselling portal. SoftCare announced it has substantially completed design and production of its portal-enabling software. This java software enables web-based efficiencies in financial and data exchange for the credit counseling industry. SoftCare's marketing division is studying implementation of this technology through licensing and partnering relationships.

SoftCare began investigating the credit counselling software industry in late 1999, believing the industry could benefit from SoftCare's OpenEC technology. In February 2000, SoftCare entered into a letter of intent to purchase Financial Management Group LLC (FMG) in order to supplement SoftCare's own research and industry contacts. FMG, based in Garden Grove, California, develops and markets PC-based software for the credit counselling industry.

In April 2000, SoftCare executed a definitive purchase agreement for FMG and entered into employment agreements with FMG's two principals. Although employment of the FMG principals commenced immediately, consummation of the purchase agreement was subject to approval of the Canadian Venture Exchange and certain other conditions. Prior to receiving regulatory approval, SoftCare discovered pending legal claims and actions relating to the ownership of the credit counseling software marketed by FMG and calling into question FMG's ability to carry on its business based on that software. These claims and actions were not disclosed to SoftCare at or before the time of execution of the purchase agreement or thereafter, and constituted material breaches of the agreement. The company further discovered that the two FMG principals had materially breached their employment agreements and SoftCare terminated their employment for cause in July 2000.

After these discoveries, SoftCare continued to investigate and evaluate its options concerning the proposed acquisition of FMG. In August and September, further material breaches of the purchase agreement were discovered and SoftCare has determined to terminate the acquisition. The two principals have retained counsel and have presented the company with a demand alleging wrongful termination of their employment and other claims. SoftCare intends to vigorously defend any action that might be brought against it relating to these matters, and to pursue rights and remedies available to it for the various breaches of the purchase agreement by FMG, its parent company and the two principals.

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Development and marketing of SoftCare's credit counselling software does not depend on the technology of FMG. Management believes that the termination of the purchase agreement and of the employment of the two FMG principals will not have a material effect on a going-forward business opportunity for licensing of SoftCare's credit counselling software.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable, allowing for integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all your business e-trading relationships.


On Behalf of  the Board of Directors


/s/ Martyn Armstrong
-------------------------------------
Martyn Armstrong
President & CEO



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FOR MORE INFORMATION CONTACT:

Clive Massey
Investor Relations
SoftCare EC.Com Inc.
604 983 8083 tel
604 983 8056 fax
cmassey@SoftCare.com
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SoftCare EC.com, Inc. Suite 107 - 980 West 1st Street, North Vancouver, BC V7P
3N4

Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227

Information in this release includes forward-looking statements which involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare as of the date of the release, and SoftCare assumes no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences, including unanticipated delays in product development, customer acceptance of the CrediSolv portal, the need for regulatory approval of any acquisition of FMG, and any claims which may be brought against SoftCare arising from the transactions with FMG and its principals. Additional factors and risks associated with SoftCare's business are discussed in its registration statement on Form 20-F effective with the Securities and Exchange Commission on May 8, 2000, and in other reports filed by SoftCare from time to time with the SEC.